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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                AMENDMENT NO. 3
                                      TO
                                SCHEDULE 14D-9
                  Solicitation/Recommendation Statement under
            Section 14(d)(4) of the Securities Exchange Act of 1934
          (with respect to the Offer by Northrop Grumman Corporation)

                          --------------------------

                        NEWPORT NEWS SHIPBUILDING INC.
                           (Name of Subject Company)

                        NEWPORT NEWS SHIPBUILDING INC.
                      (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 (INCLUDING ASSOCIATED SERIES A PARTICIPATING
                  CUMULATIVE PREFERRED STOCK PURCHASE RIGHTS)
                        (TITLE OF CLASS OF SECURITIES)

                                   652228107
                     (Cusip Number of Class of Securities)

                           STEPHEN B. CLARKSON, ESQ.
                        NEWPORT NEWS SHIPBUILDING INC.
                            4101 WASHINGTON AVENUE
                            NEWPORT NEWS, VA 23607
                                (757) 380-2000

          (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications on Behalf of
                         the Persons Filing Statement)

                          --------------------------

                                With copies to:
                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

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         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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          Newport News Shipbuilding Inc., a Delaware corporation (the
"Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the SEC on June 6, 2001 and as amended and supplemented prior to the date hereof (the "Northrop Grumman
Schedule 14D-9"), with respect to the offer by Northrop Grumman to purchase all the issued and outstanding Shares of the Company. Capitalized terms not defined herein have the meanings assigned thereto in the Northrop Grumman
Schedule 14D-9.

ITEM 8.   ADDITIONAL INFORMATION

          Item 8 of the Northrop Grumman Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

          On June 18, 2001, the Company received from the Department of Justice a civil investigative demand for documentary material and written interrogatories under the Antitrust Civil Process Act with respect to the proposed acquisition of the Company by General Dynamics or Northrop Grumman.



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                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    NEWPORT NEWS SHIPBUILDING INC.


                                    By: /s/ STEPHEN B. CLARKSON
                                        --------------------------------------
                                        Name:  Stephen B. Clarkson
                                        Title: Vice President, General Counsel
                                               and Secretary

Dated: June 19, 2001


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                             INDEX TO EXHIBITS

Exhibit No.            Description
----------             -----------


(a)(1)         Not Applicable.

*(a)(2)        Letter to stockholders from William P. Fricks dated June 6, 2001.

(a)(3)         Not Applicable.

(a)(4)         Not Applicable.

*(a)(5)(A)     Letter dated May 8, 2001 from Kent Kresa to William P. Fricks
               (filed as Exhibit (a)(5)(C) to the General Dynamics Statement).

*(a)(5)(B)     Complaint filed by Patricia Heinmuller in the Court of
               Chancery of the State of Delaware, in and for New Castle
               County, on May 9, 2001 (filed as Exhibit (a)(5)(vii) to
               Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(C)     Complaint filed by Ellis Investments, Ltd. in the Court of
               Chancery of the State of Delaware, in and for New Castle
               County, on May 10, 2001 (filed as Exhibit (a)(5)(viii) to
               Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(D)     Complaint filed by David Bovie in the Court of
               Chancery of the State of Delaware, in and for New Castle
               County, on May 10, 2001 (filed as Exhibit(a)(5)(ix) to
               Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(E)     Complaint filed by Efrem Weitschner, in the Court of
               Chancery of the State of Delaware, in and for New Castle
               County, on May 11, 2001 (filed as Exhibit (a)(5)(x) to
               Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).


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                                                                             5

*(a)(5)(F)     Complaint filed by Eric van Gelder, in the Court of
               Chancery of the State of Delaware, in and for New Castle
               County, on May 16, 2001 (filed as Exhibit (a)(5)(xi) to
               Amendment No. 3 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(G)     Text of press release, dated June 6, 2001.

*(a)(5)(H)     Text of the June 2001, Volume 1 edition of the For Your Benefit
               Newsletter, issued and distributed by the Company on June 6, 2001 (filed as Exhibit(a)(5)(M) to the General Dynamics
               Schedule TO and incorporated herein by reference).

*(a)(5)(I)     Text of letter from Kent Kresa to William B. Fricks dated
               June 15, 2001.

(e)            Not Applicable.

(g)            Not Applicable.

* Previously filed.